!

ISS AND GLASS LEWIS RECOMMEND ASANKO AND PMI SHAREHOLDERS

VOTE FOR THE PROPOSED BUSINESS COMBINATION

Vancouver,  British  Columbia,  January  21,  2014  –  Asanko  Gold  Inc.  (“Asanko”)  (TSX,  NYSE  MKT:

AKG)  and  PMI  Gold  Corporation  (“PMI”)  (TSX:  PMV,  ASX:  PVM)  are  pleased  to  announce  that

Institutional  Shareholders  Services  (“ISS”)  and  Glass  Lewis  &  Co  (“Glass  Lewis”),  leading  independent proxy  firms,  have  both  recommended  that  shareholders  vote  for  the  special  resolution  to  approve  the  plan  of arrangement  (the  “Arrangement”)  regarding  Asanko’s  acquisition  of  PMI.  The  Arrangement  is  intended  to

create   an   emerging   mid-tier   gold   producer   with   a   clear   pathway   to   400,000   ounces   of   annual   gold

production.

ISS  summarized  their  recommendation  as  follows  “The company is expected to be set to become the leading gold  development  company  in  West  Africa  with  near  term  production  expected  from  a  unitized  project comprised  of  two  nearby  gold  deposits...in  light  of  the  sound  strategic  rationale  and  the  significant  potential synergies, a vote for this resolution is warranted.”

Glass  Lewis  said  “We believe the proposed merger is strategically and financially compelling and structured in  a  fair  and  reasonable  fashion,  from  a  valuation  perspective,  for  both  companies  and  their  respective shareholders.”

The Board of Directors of ASANKO and PMI UNANIMOUSLY recommend that Shareholders vote FOR the Arrangement.

YOUR VOTE IS IMPORTANT. VOTE TODAY.

HOW TO VOTE

Due to essence of time, shareholders are encouraged to vote using the internet, telephone or by fax.

Registered Shareholders may vote:

•    Internet: www.investorvote.com

•    Telephone: 1-866-732-8683 (toll free in Canada and US) or +1-312-588-4290 (International)

•    Facsimile: 1-866-249-7775 (toll free in Canada and US) or +1-416-263-9524 (International)

•    By mail

•    In person at the meeting

Shareholders  who  hold  PMI  or  Asanko  shares  through  a  bank  or  other  intermediary  or  Holders  of  PMI  CDIs will have different voting instructions and should carefully follow the voting instructions provided to them.

Shareholders  are  reminded  to  vote  their  proxy  FOR  the  Arrangement  prior  to  the  proxy  voting  deadline  of

5pm (Vancouver time) on January 28, 2014.

SPECIAL MEETINGS

The  Asanko  special  shareholders  meeting  is  scheduled  to  be  held  at  Suite  1500  –  Royal  Centre,  1055  West

Georgia Street, Vancouver, British Columbia at 5:00 pm (Vancouver time) on January 30, 2014.

The  PMI  special  shareholders  meeting  is  scheduled  to  be  held  at  CWA  House,  1176  Hay  Street  West,  Perth,

Western Australia at 9:00 am (Perth time) on January 31, 2014.

Your  vote  is  important  regardless  of  the  number  of  shares  you  own.  Asanko  and  PMI  encourage shareholders  to  read  the  meeting  materials  in  detail.  A  copy  of  the  Joint  Circular  is  available  on  PMI’s website at www.pmigoldcorp.com and on Asanko’s website at www.asanko.com. It is also available under

the   profile   of   both   companies   on   SEDAR   at   www.sedar.com   as   well   as   at   the   ASX   website   at

www.asx.com.au.

!

SHAREHOLDERS QUESTIONS

Shareholders  of  either  company  who  have  questions  regarding  the  Arrangement  or  require  assistance  with voting may contact the Proxy Solicitation Agents below.

Laurel Hill Advisory Group

Toll free at 1-877-452-7184

International +1 416-304-0211 outside Canada and the US

By email at: assistance@laurelhill.com

For PMI Holders of ASX-listed CHESS Depositary Interests

Orient Capital Pty Ltd.

In Australia at 1-800-206-847 or outside of Australia by telephone at +61 2 8767 1297.

About Asanko Gold Inc.

Asanko’s  vision  is  to  become  a  mid-tier  gold  mining  company  that  maximizes  value  for  all  its  stakeholders.

The  Company’s  flagship  project  is  the  fully  financed,  multi-million  ounce  Esaase  Gold  Project  located  in

Ghana, West Africa. Asanko  is managed  by  highly  skilled  and  successful technical, operational and financial professionals.  The  Company  is  strongly  committed  to  the  highest  standards  for  environmental  management,

social responsibility, and health and safety for its employees and neighbouring communities.

About PMI Gold Corporation

PMI  is  an  exploration  and  development  company  listed  on  the  TSX  and  ASX.  PMI  has  a  strong  portfolio  of assets  in  Ghana,  with  a  dominant  70km  contiguous  landholding  on  the  Asankrangwa  Gold  Belt  including  the

Obotan Gold Project and the Diaso Regional Exploration Project.

Cautionary Note Regarding Forward-Looking Statements and Information:

This  Asanko  and  PMI  joint  press  release  contains  "forward-looking  information",  as  such  term  is  defined  in applicable  Canadian  securities  legislation  and  “forward-looking  statements”  within  the  meaning  of  the

United  States  Private  Securities  Litigation  Reform  Act  of  1995.  Such  statements  concern  Asanko’s  and

PMI’s   future   financial   or   operating   performance   and   other   statements   that   express   management's

expectations  or  estimates  of  future  developments,  circumstances  or  results.  Generally,  forward-looking information  can  be  identified  by  the  use  of  forward-looking  terminology  such  as  “pro-forma”,  "expects",

"believes",  "anticipates",  "budget",  "scheduled",  "estimates",  "forecasts",  "intends",  "plans"  and  variations of  such  words  and  phrases,  or  by  statements  that  certain  actions,  events  or  results  “may",  "will",  "could",

"would"  or  "might",  "be  taken",  "occur"  or  "be  achieved".  Such  forward-looking  information  may  include,

without  limitation,  statements  regarding  the  completion  and  expected  benefits  of  the  proposed  Business

Combination  and  other  statements  that  are  not  historical  facts.  Forward-looking  information  is  based  on  a number  of  assumptions  and  estimates  that,  while  considered  reasonable  by  management  based  on  the business  and  markets  in  which  Asanko  and  PMI  operate,  are  inherently  subject  to  significant  operational,

economic   and   competitive   uncertainties   and   contingencies.   Assumptions   upon   which   forward   looking

statements  relating  to  the  Business  Combination  have  been  made  include  that  Asanko  and  PMI  will  be  able to  satisfy  the  conditions  in  the  arrangement  agreement,  that  ongoing  due  diligence  investigations  of  each party  will  not  identify  any  materially  adverse  facts  or  circumstances,  that  the  required  approvals  will  be

obtained   from   the   shareholders   of   each   of   Asanko   and   PMI,   that   all   required   third   party,   and   that

regulatory,  court  and  government  approvals  will  be  obtained.  Asanko  and  PMI caution  that  forward-looking information involves known  and unknown risks, uncertainties and  other factors that may cause Asanko’s and

PMI’s  actual  results,  performance  or  achievements  to  be  materially  different  from  those  expressed  or implied  by  such  information,  including,  but  not  limited  to:  gold  price  volatility;  fluctuations  in  foreign

!

exchange  rates  and  interest  rates;  between  actual  and  estimated  reserves  and  resources  or  between  actual and  estimated  metallurgical  recoveries;  costs  of  production;  capital  expenditure  requirements;  the  costs  and timing  of  construction  and  development  of  new  deposits  and  expansion  of  existing  operations;  the  success  of exploration and permitting activities; parts, equipment, labor or power shortages or other increases in  costs;

mining  accidents, labour  disputes  or  other  adverse  events;  and  changes  in  applicable  laws  or  regulations. In

addition,   the   factors   described   or   referred   to   in   the   section   entitled   "Risk   Factors"   in   PMI’s   Annual

Information  Form  for  the  year  ended  June  30,  2013  or  under  the  heading  "Business  Description  –  Risk

Factors”  in  Asanko’s  Annual  Information  Form  for  the  financial  year  ended  March  31,  2013,  both  of  which

are   available   on   the   SEDAR   website   at   www.sedar.com,   should   be   reviewed   in   conjunction   with   the

information  found  in  this  press  release.  Although  Asanko  and  PMI  have  attempted  to  identify  important

factors   that   could   cause   actual   results,   performance   or   achievements   to   differ   materially   from   those

contained  in  forward-looking  information,  there  can  be  other  factors  that  cause  results,  performance  or

achievements   not   to   be   as   anticipated,   estimated   or   intended.   There   can   be   no   assurance   that   such

information   will   prove   to   be   accurate   or   that   management's   expectations   or   estimates   of   future

developments,  circumstances  or  results  will  materialize.  As  a  result  of  these  risks  and  uncertainties,  the proposed  Business  Combination  could  be  modified,  restricted  or  not  completed,  and  the  results  or  events

predicted   in   these   forward   looking   statements   may   differ   materially   from   actual   results   or   events.

Accordingly,  readers  should  not  place  undue  reliance  on  forward-looking  information.  The  forward-looking information  in  this  press  release  is  made  as  of  the  date  of  this  press  release,  and  Asanko  and  PMI  disclaim any  intention  or  obligation  to  update  or  revise  such  information,  except  as  required  by  applicable  law  and neither Asanko nor PMI assume any liability for disclosure relating to the other company herein.

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